Exhibit 17.4

London
October 31st 2016
Resignation Letter
Erez Zino

Attention:
TechCare Corp
Board of Directors

Dear All
I hereby submit my resignation, effective immediately, from my duties as a member of the Board of Directors, in order to allow me to pursue other businesses opportunities.

I have had no disagreements with the Corporation's operations, policies or practices whatsoever.

Best Regards
/s/: Erez Zino